Exhibit 99.1

Suspension of Trading on Nasdaq for Argo Blockchain plc

LONDON--(BUSINESS WIRE)--December 27, 2022--Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, announces that it has requested a suspension of trading for its ADSs and unsecured notes traded on the Nasdaq Global Select Market as the London Stock Exchange is closed for trading on Tuesday, 27 December 2022. The Company expects that trading on Nasdaq will resume on Wednesday, 28 December 2022 after the Company makes an announcement that is expected to be released before opening of trading on Wednesday, 28 December 2022.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the following risks among others: the contemplated transaction may not completed on anticipated terms or at all; the Company's insufficient cash may require it to file for bankruptcy in the future; and, in the event that the Company is required to file for bankruptcy, the Company may be unable to emerge from bankruptcy as a going concern,; and, the Company's inability to secure sufficient additional financing to meet its operating needs. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

Contacts

For further information please contact:

Argo Blockchain
Peter Wall
Chief Executive
ir@argoblockchain.com

finnCap Ltd
Corporate Finance
Jonny Franklin-Adams
Seamus Fricker

Joint Corporate Broker
Sunila de Silva
+44 207 220 0500

Tennyson Securities
Joint Corporate Broker
Peter Krens
+44 207 186 9030

Tancredi Intelligent Communication
UK & Europe Media Relations
Salamander Davoudi
Emma Valgimigli
Fabio Galloni-Roversi Monaco
Nasser Al-Sayed
argoblock@tancredigroup.com